November 28, 2007

Via EDGAR and Federal Express

Christian N. Windsor, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street N.W.

Washington D.C. 20549

RE:	Staff Comments on Executive Compensation and Related Disclosure in Valley National Bancorp Proxy Statement for 2007 Annual Meeting

Dear Mr. Windsor:

Set forth below is the response on behalf of Valley National Bancorp (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 26, 2006 (the “Comment Letter”) concerning the above-referenced disclosure. For your convenience and to facilitate your review, we have preceded each response with the italicized text of the relevant comment of the Staff contained in the Comment Letter. In this comment response letter, unless the context otherwise requires, the words “we,” “us” and “our” refer to the Company. Also, we have indicated those responses that will be included in future filings that contain a Compensation Discussion and Analysis.

Director Compensation, page 15

1.	For each director, disclose by footnote to the stock columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

The Company proposes to make the required disclosure by means of a table inserted in a footnote to the “Stock Awards” column of the Director Compensation table. Had the table appeared in the Company’s proxy statement for its 2007 annual meeting of stockholders, it would have been as follows:

Name	Number of shares awarded in 2006	Grant date fair value of shares awarded in 2006	Aggregate number of stock awards outstanding at fiscal year end
Andrew B. Abramson	3,023	73,333	8,200
Pamela R. Bronander	3,023	73,333	5,612
Eric P. Edelstein	3,023	73,333	8,200
Mary J. Steele Guilfoile	3,023	73,333	8,200
Michael L. LaRusso	1,512	36,667	2,986
Robert E. McEntee	3,023	73,333	8,200
Barnett Rukin	3,023	73,333	8,200

Christian N. Windsor, Esq.

Securities and Exchange Commission

November 28, 2007

The above table, with entries appropriate for the relevant fiscal year, will be included in the footnote to the “Stock Awards” column in the Director Compensation table in future filings.

Compensation Discussion and Analysis, page 20

2.	Provide a quantitative analysis of the terms of the targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or material changes to the performance targets that are set in the first quarter which determines compensation for 2007. Also, disclose the nature of the performance required for vesting of restricted stock awards and, if known, the applicable performance targets. Furthermore, discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholders’ equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(1)(v) and Item 402(b)(2)(v). If you did not disclose your performance targets because you believe the information could cause competitive harm to Valley National if disclosed, please supplementally provide the staff with your analysis supporting this conclusion. To the extent that you determine that it is appropriate to omit specific targets, discuss the level of difficulty in reaching the undisclosed targets. Please refer to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Awards under the Executive Incentive Plan (EIP) are typically made in November using estimates of full-year operating results. We do this in order to provide our NEOs a source of cash from which to pay income taxes on prior years’ grants of restricted stock under our Stock Incentive Plan, restrictions on which lapsed in the current year, making the grants taxable in the current year. We encourage our NEOs to retain their shares of our stock, and this timing of the EIP award makes it unnecessary for them to sell the shares in order to raise funds in order to pay the tax. Beginning in 2007, as described in response to comment no. 4, we will compensate for differences between our estimate of full-year results and actual results by adjusting the value of restricted stock grants.

EIP awards are based on two elements: Company-wide financial performance and individual NEO performance. Our methods for making these determinations have changed for fiscal 2007. For that reason, we discuss fiscal 2006 and 2007 separately.

Fiscal Year 2006

In 2006, we measured company-wide financial performance by our earnings per share (EPS). We used financial performance to determine EIP awards because of its importance to our stockholders, and because it provides a very objective measurement of our results of operations. We chose EPS to measure financial performance because we believe it is the financial performance statistic that is most important to our stockholders.

Christian N. Windsor, Esq.

Securities and Exchange Commission

November 28, 2007

The Financial Performance-Based Awards

Our first step was to set the target financial performance-based EIP awards at 70% of salary for our CEO and 35% of salary for each of our NEOs. These percentages, which were also used in several prior years, had been set by the Committee with reference to total cash compensation (salary and bonus) paid by members of our peer group. (Also, as discussed more fully below, we set the target personal performance-based portion of EIP awards at 25% of the financial performance-based awards, for the same reason.) Then, we selected target levels of 2006 EPS for the financial performance-based awards, using 2005 EPS as a starting point. If 2006 EPS had been below the lowest target level, the portion of the overall EIP award determined by EPS would have been zero. Had 2006 EPS exceeded the highest target level, the portion of the overall EIP award determined by EPS would not have been increased above the highest level, but the Committee would have had discretion to increase the award by up to 20% to reflect such superior performance. From lowest to highest these EPS target levels for 2006 were:

Percentage of target award
• Below $1.40	0

• $1.40 (2¢ below 2005 EPS):	50%

• $1.41 (2006 budgeted EPS):	80%

• $1.42 (2005 actual EPS):	85%

• $1.48 (4% above 2005 EPS):	95%

• $1.50 (5.5% above 2005 EPS):	100% (the median)

• $1.53 (7.5% above 2005 EPS):	110%

• $1.56 (10% above 2005 EPS) or more:	115%

With minor changes, these percentages were used for several years prior to 2006. Next, we established percentages of the target EIP awards (70% of salary for our CEO and 35% of salary for the other NEOs, as noted above) for each of the target levels. The level to which we assigned 100% of the target awards we call the median. Target levels higher than the median are assigned percentages higher than 100%, and conversely target levels lower than the median are assigned percentages lower than 100%.

We set the 2006 median at one of the growth levels over 2005 EPS, namely 5.5% above 2005 EPS. We selected this as the median because we judged it to be a sufficient performance improvement over the prior year to justify paying the entire target EIP awards.

In 2006, the target EIP awards (70% of salary for our CEO and 35% of salary for our other NEOs), would be paid if 2006 EPS reached the median level of 5.5% above 2005 EPS. If 2006 EPS was higher or lower, the award would also be higher or lower, according to where in the table of award levels the actual EPS achieved was assigned. For example if 2006 EPS was only equal to the level budgeted for 2006, to which we assigned the 80% award level, only 80% of the target EIP awards would have been paid (80% of 70%, which is 56%, of salary for our CEO and 80% of 35%, which is 28%, of salary for our other NEOs.)

Christian N. Windsor, Esq.

Securities and Exchange Commission

November 28, 2007

The Personal Performance-Based Awards

We selected the following personal performance measures in 2006, which we believe fairly evaluate the performance of our NEOs:

•	Individual goal achievement – whether our CEO and the other NEOs met operational and strategic goals proposed at the beginning of the year. Our NEOs’ principal goals for 2006 were:

•	CEO: Provide overall management in a safe and sound manner; provide strategic direction.

•	Chief Financial Officer: Restructure our banking subsidiary’s investment portfolio to increase yields; provide overall financial management.

•	Other NEOs: Develop new marketing plan to increase demand deposit accounts at our banking subsidiary, reduce the number of delinquent loans and loans charged off; expand branch network.

•

Financial performance measures – Compliance with operating budgets, return on assets (RoA, net income divided by total assets) and return on equity (RoE, net income divided by stockholders’ equity.) Even though RoA and RoE are objective financial performance measures, our use of them is subjective because we did not apply them in a formula like the one we used for EPS.

As noted earlier, in 2006 we set the target amount of the personal performance-based portion of EIP awards at 25% of the target financial performance-based awards. Again as noted earlier, this target, which was used in several prior years, was established by the Committee with reference to total cash compensation (salary and bonus) paid by members of our peer group. If personal performance goals were not achieved, or RoA or RoE levels were considered unsatisfactory, the amount of the personal performance portion was adjusted down.

When the above procedures were complete, the financial performance and personal performance award portions were combined into a single EIP award. The Committee, and/or our CEO (except with respect to his own EIP award) had discretionary authority to adjust EIP awards up or down. The maximum discretionary adjustment is 20% of the unadjusted EIP award.

Fiscal Year 2007

Beginning in 2007, we are using a different method to determine the target EIP award, which is 100% of salary for our CEO and 50% of salary for our other NEOs. For our NEOs other than our CEO, 50% of the award is based on our financial performance, determined by EPS and by attaining the RoA and RoE goals. 25% is based on budget compliance for the operating divisions headed by those NEOs, and 25% is based on satisfactory achievement of individual NEO performance goals. Awards remain subject to discretionary adjustments by our CEO and/or the Committee of a maximum plus or minus 20%.

Christian N. Windsor, Esq.

Securities and Exchange Commission

November 28, 2007

For our CEO, three-quarters of his target award of 100% of salary is initially based on our financial performance, determined by EPS, and one-quarter is initially based on satisfactory achievement of his performance goals, which include his budget target.

Also beginning in 2007, we are making a change in order to align EIP awards made in November, which are based on estimated year end results, with the actual year end results if the latter are different. We are doing this by deferring restricted stock grants under our Stock Incentive Plan (discussed in response to comment no. 4) into the first quarter of the following fiscal year when actual year-end results become available. At that time, we will calculate restricted stock grants to our NEOs equal in value to the amount that their EIP awards would have been if they had been based on actual year-end results instead of estimates. We will then adjust the values of the NEO restricted stock grants, up or down, by an amount equal to the difference between estimated and actual year-end results. If a portion of that difference is the result of unusual or extraordinary items that were not included in estimated year-end results (as might happen, for example, if those items were first recognized after the EIP awards were made), the Committee has discretion (within the overall +/- 20% limitation noted earlier) to adjust the value of the restricted stock award to reduce or eliminate the effect of those unusual or extraordinary items.

In 2007, Company-wide financial performance will primarily be measured by our EPS and secondarily by our RoA and RoE. The reasons for our choice of financial performance as the first measure of EIP awards were, as noted earlier, because of its importance to our stockholders, and because it provides a very objective measurement of our results of operations. Also as noted earlier, we selected EPS as the primary component of the financial performance measure because we believe it to be the financial performance measure that is most important to our stockholders. We chose RoA and RoE as secondary measures of financial performance because they measure our corporate performance in terms of best use of our assets and providing maximum returns to stockholders.

The Financial Performance-Based Awards

Again in 2007, target levels for the financial performance-based awards are being selected using EPS. As in 2006, if 2007 EPS falls below the lowest target level, the portion of the overall Plan award determined by EPS will be zero. If 2007 EPS exceeds the highest target level, the portion of the overall Plan award determined by EPS will not increase above the highest level, subject to a maximum discretionary adjustment of 20% of that level. The 2007 target levels will be:

•	A level slightly below 2006 EPS,

•	2006 actual EPS

•	2007 budgeted EPS, and

•	Growth levels over 2006 EPS ranging from 4% above to 10% above prior-year EPS.

We will assign percentages of the target EIP awards to each of the target levels, and will select a median level, in much the same way as we did in 2006. As noted above, the median level, if achieved, will entitle our NEOs to an EIP award equal to 50% of salaries, and our CEO to an EIP award equal to 75% of salary, subject (in each case) to adjustment based on our RoA and RoE as described in the next paragraph.

Christian N. Windsor, Esq.

Securities and Exchange Commission

November 28, 2007

When the above calculations are complete, we will use RoA and RoE in a more subjective way to “fine-tune” the financial performance-based portion of the EIP awards. For example, if current-year RoA and RoE were higher than budgeted levels, we could increase the financial performance-based award. We believe that these adjustments would be relatively small, and certainly well within the overall plus and minus 20% limit on discretionary adjustments noted earlier. The use of these other financial performance measures will, as in prior years, be subjective because it is not based on a formula like the one used for EPS.

The Personal Performance-Based Awards

The personal performance measures we will use to evaluate NEO performance are:

•	Budget – whether the area of our business for which the NEO bears responsibility operated within its budget, and

•	Individual goal achievement – whether the NEO met operational and strategic goals proposed at the beginning of the year.

We chose these measures because they fairly and objectively evaluate the performance of our NEOs.

The budget measure will be used objectively to determine the personal performance portion of the EIP award. The target personal performance portion will be 25% of a NEO’s salary. We will use a mathematical formula to determine an adjustment to the target amount. The adjustment will reflect the degree to which the results of operations of the portion of our business for which a NEO bears overall responsibility falls below, or exceeds, budget.

The individual goal achievement measure is used subjectively by our CEO and the Committee to determine the personal performance portion of the EIP award which is targeted at 25% of a NEO’s salary. Initially Our CEO will evaluate goal achievements and make recommendations of NEO awards, other than his own, to the Committee.

The Committee has discretion to accept the CEO’s proposals for NEO compensation as made, which may include his discretionary modifications increasing or reducing a particular NEO EIP award, or determine to make modifications itself. In deciding whether to accept the CEO’s recommendations as proposed or to exercise its discretion, the Committee considers the same factors that the CEO considered in making his recommendations. Total discretionary modifications are limited to plus or minus 20% of the unadjusted award.

As noted earlier, three-quarters of our CEO’s target EIP award will initially be determined by our financial performance, for which he bears ultimate responsibility. This component will principally be determined by the EPS measure and by our RoA and RoE, using the same formula applicable to the NEOs. The remaining one-quarter will be determined by how well our CEO has achieved his individual performance goals that were established at the beginning of 2007, and his compliance with our overall operating budget. His achievement

Christian N. Windsor, Esq.

Securities and Exchange Commission

November 28, 2007

of performance goals and budget compliance will be determined by the Committee, and will be taken into account if the Committee should decide to exercise its discretion to adjust his EIP award up or down limited to the maximum plus or minus 20% noted earlier.

In response to the portion of this comment relating to performance requirements for vesting of restricted stock awards, awards of restricted stock under our Long-Term Stock Incentive Plan vest without reference to any performance targets. The restrictions lapse, and vesting occurs (subject to acceleration in the event the Company undergoes a change in control), on successive anniversaries of the date of grant, provided that employment is continuing on each anniversary.

The above discussion, appropriately modified to take future changes into account, will be included in the Compensation Discussion and Analysis in future filings.

3.	On page 23 you disclose that the achievement of individual performance targets was a significant factor that the Committee considered in making compensation awards. Specifically discuss the extent to which these individual performance goals impacted compensation decisions in the current year. Also, please discuss how these goals impact the awards made under the Executive Incentive Plan. Please refer to Item 402(b)(1)(vi) and (v) and Item 402(b)(2)(vii) of Regulation S-K.

As explained in response to the previous comment, achievement of individual performance goals is a subjective measure directly impacting potential awards our NEOs may earn under our Executive Incentive Plan (EIP). In 2006, these individual performance goals, together with certain aspects of our overall financial performance, impacted 25% of EIP awards, which were 70% of salary for our CEO and 35% of salary for our other NEOs, so their net impact on EIP awards was about 9% of total awards to NEOs other than our CEO, and 18% of our CEO’s total award, under the EIP. Individual performance goals did not impact salaries in 2006, as shown by the fact that, though those goals were met, our CEO received no increase and the other NEOs received only a small (about 3%) salary increase. For 2007, individual performance goals will affect about 25% of potential awards under the EIP to our CEO and the other NEOs.

The above discussion, appropriately modified to take future changes into account, will be included in the Compensation Discussion and Analysis in future filings.

4.	You disclose that the Committee considered a number of factors and that some awards were dependent upon achieving particular corporate and individual goals. However, your disclosure does not explain how the Committee determines the size of the threshold, target or maximums award amounts or the size of the equity awards, Revise your discussion of both your Executive Incentive Plan and your stock incentive compensation to discuss how the sizes of the awards are determined. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) and (vi) of Regulation S-K.

Stock Incentive Compensation

In 2006, both types of awards under our Long-Term Stock Incentive Plan (restricted stock and stock options) for NEOs other than our CEO were initially recommended by our CEO to

Christian N. Windsor, Esq.

Securities and Exchange Commission

November 28, 2007

the Committee. His recommendations were based on his judgment as to factors that included each NEO’s job performance and the number of restricted shares and options awarded to them over the preceding two years. Previous awards are taken into account because we want to keep the number of shares subject to awards reasonably constant from year to year. We believe this consistency in the size of equity awards ensures that at the end of a career as an executive officer, our NEOs will have accumulated a substantial holding of our shares which will provide a source of post-retirement income in addition to that provided by our pension plans. Award determinations under our Long-Term Stock Incentive Plan have not been made according to any formula-based calculation such as we use for cash awards under the EIP, although as noted in response to comment no. 2 and below in the response to this comment, commencing in 2007 we will be basing the value of restricted stock grants on the amounts of awards under the EIP. The Committee takes the same factors—job performance and prior awards—into account in reviewing the CEO’s recommendations and determining whether to accept them as made, or adjust them up or down. In 2006, the Committee recommended adjustments, within the previously noted adjustment limit of plus or minus 20% of the CEO recommendation, increasing the number of options granted to NEOs in order to provide additional incentive. Awards to our CEO are determined solely by the Committee based on the factors just discussed; he does not make a recommendation as to his own award.

In 2007, we are changing the method of awarding restricted stock grants. Those grants will be deferred until early 2008 when our full-year results of operations for the previous year have been determined. Then we will make restricted stock grants to our NEOs, including our CEO, that are equal in value to what the cash award under the EIP would have been if it had been based on actual year end results (adjusted EIP award.) If the adjusted EIP award is different than the EIP award made in November (actual EIP award), the value of the restricted stock grant will be adjusted. If the adjusted EIP award is higher than the actual EIP award, the value of the restricted stock grant will be increased by an amount equal to the excess; if lower, the restricted stock grant value will be reduced by an amount equal to the shortfall.

The number of restricted shares to be granted will then be calculated by dividing the closing market price of our common stock as of the date of restricted stock grant into the dollar amount of the award (determined as just described), and awarding the number of shares resulting from that calculation, rounded to the nearest whole number of shares.

No change is being made in the method of determining stock option awards.

Executive Incentive Plan

The discussion above in response to comment 2 is also responsive to this comment regarding the Executive Incentive Plan.

The above discussion, appropriately modified to take future changes into account, will appear in future filings containing a Compensation Discussion and Analysis.

5.

You discuss the peer companies which you use to benchmark compensation in 2006, You go on to discuss the Committee’s review of peer compensation to ensure that named executive officers’ salaries are within the “same range” as your peers. Please clarify the discussion of

Christian N. Windsor, Esq.

Securities and Exchange Commission

November 28, 2007

your use of benchmarking and the compensation value range that the Committee uses to set or approve compensation for the named executives to explain how benchmarking affected compensation during the periods presented. For example, please explain whether the Committee seeks to keep compensation within a particular percentile, and will it adjust compensation if it appears that any of the named executive officers’ packages were outside that defined range. Also, if the Committee targets a particular percentile relationship to your peer group, disclose the targeted relationship and discuss whether actual awards were consistent with the targeted percentile. Please refer to Item 402(b)(1)(iv) and (v) and Item 402(b)(2)(xiv) of Regulation S-K.

The Committee uses peer group comparisons to evaluate salaries and bonuses paid by the other financial institutions identified in the Compensation Discussion and Analysis. The Committee compares the salaries and non-equity incentive compensation we pay to our NEOs with the same compensation elements paid to executives of the peer group companies. The Committee refers to the peer group information when considering the CEO’s recommendations for NEO salaries and awards under the EIP. There is no precise percentile at which the Committee seeks to maintain NEO compensation. Rather, the Committee reviews peer group compensation to determine that our NEO compensation lies somewhere between the 25th and the 75th percentile of the peer group. Although the Committee would likely consider making a discretionary adjustment (within the plus or minus 20% limit) to a NEO’s compensation if it fell outside that range, to date no such adjustment has been made because NEO compensation has remained within this range.

In 2006, Frederick W. Cook & Co., the compensation consultant employed by the Committee noted that our NEOs’ pension benefit was close to or at the low end (25th percentile) of the compensation range referred to in the preceding paragraph. The Committee recommended that the benefit be increased by adjusting the terms of our Benefit Equalization Plan (BEP.) Two adjustments were made by the Committee as a direct result of these recommendations. First, the BEP, which had not previously taken EIP awards into account, was amended to take those awards into account, retroactively to 1999 as well as prospectively. Second, our CEO’s minimum pension benefit guarantee was increased from $300,000 to $600,000, and he notified us that he intends to defer his retirement until he reaches age 70. This increase is more fully discussed in response to comment 9.

The above discussion, appropriately modified to take future changes into account, will appear in future filings containing a Compensation Discussion and Analysis.

6.	You state that incentive compensation amounts are set late in the fiscal year, estimating year end results. Please discuss how the Committee estimates year end results and discuss any discretion in adjusting the estimates that the Committee can exercise, or provide the staff with a supplemental confidentiality analysis as stated in prior comment 2. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

At the time when the Committee fixes incentive compensation amounts, it has access to operating results for the first ten months of the fiscal year, as well as our management’s estimate of full-year results, on which it relies in making compensation decisions. Our experience has been that full year results, including those for fiscal 2006, are not materially different than the management estimates. Accordingly, in 2006 and prior years, the

Christian N. Windsor, Esq.

Securities and Exchange Commission

November 28, 2007

Committee has not made any discretionary adjustments to incentive awards to our NEOs to reflect differences between the estimates on which the awards were based and actual full-year results.

Beginning in fiscal 2007, we will make an adjustment to reflect any difference between management’s estimates and actual full-year results, as noted in response to comment no. 2. We will continue to make Executive Incentive Plan (EIP) awards to our NEOs based on estimates of full-year results. However, we will defer grants under our Stock Incentive Plan (stock options and restricted share grants) into the first quarter of the following fiscal year until prior-year results are available. At that time, we will make restricted stock grants to our NEOs equal in value to the amount that their EIP awards would have been had those awards been based on full-year results instead of management’s estimates, adjusted up or down by an amount equal to the difference between estimated and actual year-end results. As noted in our response to comment no. 2, if a portion of that difference results from unusual or extraordinary items not included in estimated year-end results, the Committee has discretion to adjust the value of the restricted stock award by up to plus or minus 20% to reduce or eliminate the effect of those items.

The above discussion, appropriately modified to take future changes into account, will appear in future filings containing a Compensation Discussion and Analysis.

7.	Please revise the Compensation Discussion and Analysis so that it addresses the reasons for the material differences in compensation policies and amounts paid to the various named executive officers, Please refer to Section II.B.1 of Commission Release No. 33-8732A. In particular, please provide a discussion of how and why the compensation of your CEO differs so significantly from that of the other named executive officers, If policies or decisions relating to him are materially different than the other officers, please discuss this on an individualized basis. Please also refer to Item 402(b)(2)(vii) of Regulation S-K.

As noted in the “Overview” section of the Compensation Discussion and Analysis, we have kept NEO compensation levels, excluding compensation of our CEO and Mr. Lawrence, within a narrow range. Mr. Lawrence’s compensation is governed by an employment agreement that expires March 1, 2008. Our CEO’s substantially higher compensation reflects his substantially higher level of executive responsibility for our operations and the Committee’s satisfaction with our results of operations under his guidance. It also reflects the duration of his tenure in three offices (Board Chairman and CEO since 1989, President since 1996); he has had major responsibility for our overall operations for eighteen years. Our CEO has not had a salary increase for more than three years, although as noted in the discussion of pension benefits, his minimum pension was increased in 2006.

The above discussion, appropriately modified to take future changes into account, will appear in future filings containing a Compensation Discussion and Analysis.

Salary and Long-Term Incentive Awards, page 23

8.	On page 20, you discuss how the Committee views salary, and changes in salary, as a portion of the named executive’s performance based compensation. Revise your discussion of salary amounts for both the completed year and any material changes made to salaries in the upcoming year. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Christian N. Windsor, Esq.

Securities and Exchange Commission

November 28, 2007

You will recall our telephone conversation on October 4, 2007 regarding this comment. I believe we agreed that in future filings that include a Compensation Discussion and Analysis, there will be an express statement of any increases in NEO/CEO compensation. At the present time, our CEO has recommended small salary increases for the NEOs other than himself, for 2008. The Committee has yet to act on this recommendation. Our CEO has not had a salary increase for the past three years, and except for a $10,000 across-the-board increase last year, neither have the other NEOs.

Non-Performance Based Compensation Elements; Pension Benefits, Page 23

9.

You made significant revisions to the Benefits Equalization Plan and the changes resulted in a significant increase in the value of Mr. Lipkin’s retirement benefits. Please revise your disclosure, either in this section, or in the narrative discussion that accompanies the Pension Benefits Table, to explain how the change in minimum retirement amounts resulted in such a large increase in value, particularly since you state that total expense should not change due to the change in retirement age for Mr. Lipkin, Furthermore, revise your disclosure to identify why the Committee chose to make the change. Please refer to Item 402(b)(1)(vi and v) and Item 402(e) and Item 402(h)(3) of Regulation S-.K.

Before the 2006 changes to our pension benefit plan, pension benefits were based exclusively upon salary, as noted in the discussion of those benefits in the Compensation Discussion and Analysis. In 2006, after receiving the report of compensation consultant Frederick W. Cook & Co., our Committee recommended expanding this base to include non-equity incentive payments. Inclusion of these additional payments was retroactive to 1989, as well as prospective, which accounts for the large increase in value.

As noted in the response to comment 5, Mr. Lipkin’s minimum pension guarantee was increased from $300,000 to $600,000, based on findings by the compensation consultant employed by the Committee that our pension benefits were near or at the low limit of benefits paid by members of our peer group. At this time, Mr. Lipkin notified us that he intends to postpone his retirement for an additional three years, from age 67 to age 70. We calculated the increase in his pension resulting from working an additional three years at his present salary with annual increases of 5% plus EIP awards. Working the additional three years at those compensation levels and selecting the single life annuity payment option will increase his pension benefit at retirement (age 70) to $585,000, which is just $15,000 less than the increased guaranteed amount. Bearing in mind that Mr. Lipkin’s cash compensation may increase from present levels before he reaches age 70, his pension benefit may be higher than $585,000. The Committee approved the increase in Mr. Lipkin’s minimum pension guarantee because it felt that, as the executive with overall responsibility for our operations and a record of successful management, he was entitled to this benefit.

The above discussion, appropriately modified to take future changes into account, will appear in future filings containing a Compensation Discussion and Analysis.

Christian N. Windsor, Esq.

Securities and Exchange Commission

November 28, 2007

Potential Payments on Termination of Employment or Change in Control, page 25

10.	Valley National has a number of termination and change in control arrangements you have with the named executive officers, and those arrangements have various triggering scenarios described in this section and in the section beginning on page 35. Disclose how the Committee determined that the payment and benefit levels under the employment, severance agreements and change of control agreements were appropriate. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K, Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Under our severance agreements with our NEOs, a lump sum equal to a year’s salary plus (when determined) a pro rata portion of the current year EIP award is paid following termination. Under our change in control agreements with our NEOs, a lump sum at least equal to three years’ salary plus EIP awards is paid following actual or constructive termination. In the case of the one-year severance payment, we took into account the fact that all of our NEOs have accumulated many years of service, and a lump sum severance payment equal to one year’s salary was reasonable in view of this length of service.

The substantially larger change in control payment reflects our effort to deal with NEO concerns about their immediate future plans if a change in control occurs. We believe that if NEOs know that they will receive a lump sum payment equal to three years’ salary and incentive compensation, as well as health benefits for three years, if their employment is terminated following a change in control, their job performance will not be affected by those concerns.

There has been a significant amount of consolidation in the banking industry over the past several years. With this in mind, we believe it appropriate to provide senior-level executives some assurance that, were we to engage in a consolidation with another institution, they would not be adversely affected. We believe that the change in control agreements with our NEOs give us greater assurance that these key individuals will not terminate their employment with us out of concern for their financial security, after a change in control transaction is announced, or out of concern that we might be viewed as a target for one.

The above discussion, appropriately modified to take future changes into account, will appear in future filings containing a Compensation Discussion and Analysis.

Certain Transactions with Management, page 43

11.	Please clarify that the loans were made on the same terms, including interest rates, as those available to other persons not related to Valley National. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

The loans referred to in our 2007 proxy statement under “Certain Transactions with Management” were made on the same terms, including interest rates, as those available to other persons not related to the Company.

Christian N. Windsor, Esq.

Securities and Exchange Commission

November 28, 2007

The undersigned has been authorized by the Company to state that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please feel free to call me at (973) 305-4003.

Sincerely,

/s/ Alan D. Eskow
Alan D. Eskow Executive Vice President and Chief Financial Officer

cc: Compensation and Human Resources Committee